===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 11-K


     (Mark One)
                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR
                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE TRANSITION PERIOD FROM TO

                         COMMISSION FILE NUMBER 0-23181

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

                                 PAULA FINANCIAL
                        300 NORTH LAKE AVENUE, SUITE 300
                               PASADENA, CA 91101
          (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

===============================================================================

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

        INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBIT
        -----------------------------------------------------------------

ITEM
----

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits as of December 31, 1998

Statement of Net Assets Available for Plan Benefits as of December 31, 1997

Statement of Changes in Net Assets Available for Plan Benefits for the Year
     Ended December 31, 1998

Notes to Financial Statements

Item 27a - Schedule of Assets Held for Investment Purposes - December 31, 1998

Item 27b - Schedule of Loans or Fixed Income Obligations - December 31, 1998

Item 27d - Schedule of Reportable Transactions - Year Ended December 31, 1998

Signatures

Exhibit 23 - Consent of Independent Auditor

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                                       AND
                               SUPPLEMENTARY DATA
                                DECEMBER 31, 1998

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
             --------------------------------------------------------


                                                                            Page
                                                                            ----

Independent Auditor's Report...................................................1

Statement of Net Assets Available for Plan
   Benefits as of December 31, 1998............................................2

Statement of Net Assets Available for Plan
   Benefits as of December 31, 1997............................................4

Statement of Changes in Net Assets Available for Plan
   Benefits for the year ended December 31, 1998...............................6

Notes to Financial Statements..................................................8

                                                                        Schedule
                                                                        --------

Item 27a - Schedule of Assets Held for
    Investment Purposes - December 31, 1998....................................1

Item 27b - Schedule of Loans or Fixed Income
    Obligations - December 31, 1998............................................2

Item 27d - Schedule of Reportable Transactions -
    Year ended December 31, 1998...............................................3

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee of
The PAULA Financial And Subsidiaries
401 (K) Retirement Savings Plan

I have audited the accompanying statements of net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investments purposes, (2) loans or fixed income obligations, and (3) reportable transactions are presented for the purpose of additional analysis and are not part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Peter T. Manahan
Certified Public Accountant

Pasadena, California
May 28, 1999

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998

                                   Fund 1     Fund 2        Fund 3         Fund 4   Fund 5        Fund 6      Fund 7     Fund 8
                                   ------     ------        ------         ------   ------        ------      ------     ------
Assets

Investments:
    Group annuity contracts,
        at contract value        $3,535,837        -             -              -        -             -           -          -
    Pooled separate accounts,
        at fair value                     -        -       874,448              -        -       371,923           -    750,993
    Loans to participants                 -        -             -              -        -             -           -          -
                                 ----------   ------       -------         ------   ------       -------      ------    -------
                                  3,535,837        -       874,448              -        -       371,923           -    750,993
Receivables:
    Employer's contribution           3,988        -         1,222              -        -           503           -      1,183
    Participants' contributions       9,206        -         3,161              -        -         1,660           -      3,298
    Accrued interest                  5,890        -             -              -        -             -           -          -
                                 ----------   ------       -------         ------   ------       -------      ------    -------
                                     19,084        -         4,383              -        -         2,163           -      4,481
                                 ----------   ------       -------         ------   ------       -------      ------    -------
Total assets                      3,554,921        -       878,831              -        -       374,086           -    755,474
Liabilities                               -        -             -              -        -             -           -          -
                                 ----------   ------       -------         ------   ------       -------      ------    -------
Net assets available for
     Plan benefits               $3,554,921        -       878,831              -        -       374,086           -    755,474
                                 ----------   ------       -------         ------   ------       -------      ------    -------
                                 ----------   ------       -------         ------   ------       -------      ------    -------

                                  -CONTINUED-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                DECEMBER 31, 1998

                                     Fund 9      Fund 10      Fund 11     Fund 12     Fund 13      Fund 14     Fund 15       Total
                                     ------      -------      -------     -------     -------      -------     -------       -----
Assets

Investments:
    Group annuity contracts,
        at contract value                 -            -            -           -            -            -           -    3,535,837
    Pooled separate accounts,
        at fair value               415,324      549,930       27,687      77,909      323,491      275,196           -    3,666,901
    Loans to participants                 -            -            -           -            -            -     492,025      492,025
                                    -------      -------      -------     -------      -------      -------     -------    ---------
                                    415,324      549,930       27,687      77,909      323,491      275,196     492,025    7,694,763
Receivables:
    Employer's contribution             584          633           32         236          587          537           -        9,505
    Participants' contribution        1,350          999           72         779        1,844        1,580           -       23,949
    Accrued interest                      -            -            -           -            -            -           -        5,890
                                    -------      -------      -------     -------      -------      -------     -------    ---------
                                      1,934        1,632          104       1,015        2,431        2,117           -       39,344
                                    -------      -------      -------     -------      -------      -------     -------    ---------
Total assets                        417,258      551,562       27,791      78,924      325,922      277,313     492,025    7,734,107
Liabilities                               -            -            -           -            -            -           -            -
                                    -------      -------      -------     -------      -------      -------     -------    ---------
Net assets available for
     Plan benefits                  417,258      551,562       27,791      78,924      325,922      277,313     492,025    7,734,107
                                    -------      -------      -------     -------      -------      -------     -------    ---------
                                    -------      -------      -------     -------      -------      -------     -------    ---------

See accompanying notes to financial statements.

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

                                     Fund 1      Fund 2       Fund 3       Fund 4        Fund 5        Fund 6     Fund 7      Fund 8
                                     ------      ------       ------       ------        ------        ------     ------      ------
Assets

Investments:
    Group annuity contracts,
        at contract value          $2,876,770         -            -            -             -             -          -           -
    Pooled separate accounts,
        at fair value                       -    82,700      926,490      113,709       299,919       567,065    371,512     498,091
    Loans to participants                   -         -            -            -             -             -          -           -
                                   ----------    ------      -------      -------       -------       -------    -------     -------
                                    2,876,770    82,700      926,490      113,709       299,919       567,065    371,512     498,091
Receivables:
    Employer's contribution             3,634       140        1,121          401           536           389        527         870
    Participants' contributions         9,654       284        2,563          710         1,350         1,182      1,094       2,052
    Accrued interest                    4,376         -            -            -             -             -          -           -
                                   ----------    ------      -------      -------       -------       -------    -------     -------
                                       17,664       424        3,684        1,111         1,886         1,571      1,621       2,922
                                   ----------    ------      -------      -------       -------       -------    -------     -------
Total assets                        2,894,434    83,124      930,174      114,820       301,805       568,636    373,133     501,013
Liabilities                                 -         -            -            -             -             -          -           -
                                   ----------    ------      -------      -------       -------       -------    -------     -------
Net assets available for
     Plan benefits                 $2,894,434    83,124      930,174      114,820       301,805       568,636    373,133     501,013
                                   ----------    ------      -------      -------       -------       -------    -------     -------
                                   ----------    ------      -------      -------       -------       -------    -------     -------

                                  -CONTINUED-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                DECEMBER 31, 1997

                                     Fund 9      Fund 10      Fund 11     Fund 12     Fund 13      Fund 14     Fund 15      Total
                                     ------      -------      -------     -------     -------      -------     -------      -----
Assets

Investments:
    Group annuity contracts,
        at contract value                 -            -            -           -           -            -            -   2,876,770
    Pooled separate accounts,
        at fair value               314,159            -            -           -           -            -            -   3,173,645
    Loans to participants                 -            -            -           -           -            -      492,931     492,931
                                    -------      -------      -------     -------     -------      -------      -------   ---------
                                    314,159            -            -           -           -            -      492,931   6,543,346
Receivables:
    Employer's contribution             627            -            -           -           -            -            -       8,245
    Participants' contributions       1,349            -            -           -           -            -            -      20,238
    Accrued interest                      -            -            -           -           -            -            -       4,376
                                    -------      -------      -------     -------     -------      -------      -------   ---------
                                      1,976            -            -           -           -            -            -      32,859
                                    -------      -------      -------     -------     -------      -------      -------   ---------
Total assets                        316,135            -            -           -           -            -      492,931   6,576,205
Liabilities                               -            -            -           -           -            -            -           -
                                    -------      -------      -------     -------     -------      -------      -------   ---------
Net assets available for
     Plan benefits                  316,135            -            -           -           -            -      492,931   6,576,205
                                    -------      -------      -------     -------     -------      -------      -------   ---------
                                    -------      -------      -------     -------     -------      -------      -------   ---------

See accompanying notes to financial statements.

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1998


                                      Fund 1       Fund 2       Fund 3      Fund 4       Fund 5      Fund 6      Fund 7      Fund 8
                                      ------       ------       ------      ------       ------      ------      ------      ------
Contributions:
    Participants                    $ 234,140        1,432      104,991       3,852       22,337      48,096      20,394      89,917
    Employer                          105,016          713       37,849       2,029        7,670      14,893       9,903      29,779
    Rollover                           13,135            -      106,483           -        2,485      29,796           -      57,380
                                    ---------      -------     --------    --------     --------    --------    --------    --------
                                      352,291        2,145      249,323       5,881       32,492      92,785      30,297     177,076
Investment income:
    Interest                          178,380            -            -           -            -           -           -           -
    Net appreciation (depreciation)
        in fair value of pooled
        separate accounts                   -        1,246      178,594      11,448       18,716      57,417      21,976     162,949
                                    ---------      -------     --------    --------     --------    --------    --------    --------
                                      178,380        1,246      178,594      11,448       18,716      57,417      21,976     162,949
Participant loan activity:
    Repayment                         116,476          454       19,438         534        3,889       9,485       6,442      17,115
    Issuance                         (122,483)           -      (25,445)       (167)     (12,495)     (1,929)    (15,686)   (21,292)
                                    ---------      -------     --------    --------     --------    --------    --------    --------
                                       (6,007)         454       (6,007)        367       (8,606)      7,556      (9,244)    (4,177)
Benefits and expenses:
    Benefits                         (240,228)           -     (129,712)          -      (26,307)   (196,615)    (51,073)   (87,082)
    Administrative expenses            (1,143)           -         (247)         (1)         (53)        (39)       (121)      (224)
    Net transfer in (out)             377,194      (86,969)    (343,294)   (132,515)    (318,047)   (155,654)   (364,968)      5,919
                                    ---------      -------     --------    --------     --------    --------    --------    --------
                                      135,823      (86,969)    (473,253)   (132,516)    (344,407)   (352,308)   (416,162)   (81,387)
                                    ---------      -------     --------    --------     --------    --------    --------    --------
Net increase (decrease) in net
    assets  available  for Plan
    benefits                          660,487      (83,124)     (51,343)   (114,820)    (301,805)   (194,550)   (373,133)    254,461

Net assets available for Plan
    Benefits :
    Beginning of year               2,894,434       83,124      930,174     114,820      301,805     568,636     373,133     501,013
                                    ---------      -------     --------    --------     --------    --------    --------    --------
    End of year                    $3,554,921            -      878,831           -            -     374,086           -     755,474
                                   ----------      -------     --------    --------     --------    --------    --------    --------
                                   ----------      -------     --------    --------     --------    --------    --------    --------

                                  -CONTINUED-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

                                     Fund 9      Fund 10    Fund 11     Fund 12     Fund 13     Fund 14     Fund 15      Total
                                     ------      -------    -------     -------     -------     -------     -------      -----
Contributions:
    Participants                     43,185       22,972      1,706      16,156      31,746      41,283           -      682,207
    Employer                         16,689       11,574        593       3,861       9,709      11,264           -      261,542
    Rollover                         56,738       54,119     24,266      32,175      89,677      48,772           -      515,026
                                    -------     --------     ------      ------     -------     -------    --------    ---------
                                    116,612       88,665     26,565      52,192     131,132     101,319           -    1,458,775
Investment income:
    Interest and dividends                -        5,211          -           -           -           -      39,208      222,799
    Net appreciation (depreciation)
        in fair value of pooled
        separate accounts             6,515     (252,147)    1,129        4,307      40,896      22,120           -      275,166
                                    -------     --------     ------      ------     -------     -------    --------    ---------
                                      6,515     (246,936)    1,129        4,307      40,896      22,120      39,208      497,965
Participant loan activity:
    Repayment                        13,008        5,570        45        3,608       1,298      11,579    (208,941)           -
    Issuance                        (12,094)      (3,151)     (108)      (2,868)     (1,460)     (3,349)    222,527            -
                                    -------     --------     ------      ------     -------     -------    --------    ---------
                                        914        2,419       (63)         740        (162)      8,230      13,586            -
Benefits and expenses:
    Benefits                        (47,593)           -         -            -           -           -     (14,492)    (793,102)
    Administrative expenses             (83)      (3,766)       (1)         (21)        (15)        (22)          -       (5,736)
    Net transfer in (out)            24,758      711,180       161       21,706     154,071     145,666     (39,208)           -
                                    -------     --------     ------      ------     -------     -------    --------    ---------
                                    (22,918)     707,414       160       21,685     154,056     145,644     (53,700)    (798,838)
                                    -------     --------     ------      ------     -------     -------    --------    ---------
Net increase (decrease) in net
     assets available for Plan
     benefits                       101,123      551,562    27,791       78,924     325,922     277,313        (906)   1,157,902

Net assets available for Plan
    Benefits :
    Beginning of year               316,135            -         -            -           -           -     492,931    6,576,205
                                    -------     --------     ------      ------     -------     -------    --------    ---------
    End of year                     417,258      551,562    27,791       78,924     325,922     277,313     492,025    7,734,107
                                    -------     --------     ------      ------     -------     -------    --------    ---------
                                    -------     --------     ------      ------     -------     -------    --------    ---------

See accompanying notes to financial statements.

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

(1)  PLAN DESCRIPTION

     The PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan (the
     Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Sections 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company). The Plan offers tax deferral, payroll deduction and several options for investing. Plan participants should refer to the Plan agreement for more complete information.

     ELIGIBILITY

     The Plan covers all regular, full-time, salaried employees of the Company provided they have attained age 21 and have completed one year of eligible service.

     CONTRIBUTIONS

     Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code. This limitation amount is adjusted annually for inflation and is $10,000 for 1998. Participants may suspend contributions or change their account balances among investment options at any time. Participants can only resume previously suspended contributions at the beginning of each fiscal quarter. The Company provides a matching contribution of $0.50 per $1.00 contributed up to the first six percent of compensation contributed.

     With the Plan administrator's approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

     Participants in the Plan are able to invest their deferred compensation, Company matching contributions and rollover funds in various fund alternatives. In 1998, certain fund options were discontinued while others were added. The following identifies the funds:

               Fund 1 - CIGNA Guaranteed Income Fund
               Fund 2 - CIGNA Actively Managed Fixed Income Fund (discontinued in 1998)
               Fund 3 - Fidelity Advisor Growth Opportunities Fund
               Fund 4 - Warburg Pincus International Equity Fund (discontinued in 1998)
               Fund 5 - Fidelity Puritan Fund (discontinued in 1998)
               Fund 6 - Investco Total Return Fund
               Fund 7 - Warburg Pincus Growth and Income Fund (discontinued in
               1998)
               Fund 8 - American Century Twentieth Century Ultra Fund
               Fund 9 - Warburg Pincus Advisor Emerging Growth Fund
               Fund 10 - PAULA Financial Common Stock (new in 1998)
               Fund 11 - CIGNA Lifetime 20 (new in 1998)

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

               Fund 12 - CIGNA Lifetime 40 (new in 1998)
               Fund 13 - CIGNA. Stock Market Index (new in 1998)
               Fund 14 - Janus Worldwide (new in 1998)

     Fund 15 holds the participant loans.

     VESTING

     Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

     BENEFITS

     Upon retirement, attaining age 59 1/2, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

     PARTICIPANT ACCOUNT BALANCES

     Separate accounts are maintained for each participant's tax-deferred contributions, Company matching contribution balances and rollover funds. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance in a given fund bears to the total of all account balances in the fund.

     USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

     INVESTMENTS

     Investments are stated at fair value as reported by Connecticut General Life Insurance Company (CIGNA), the carrier of Plan investments. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought and sold, as well as held, during the year.

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

     ADMINISTRATIVE EXPENSES

     Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants' account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company. Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company.

(3)  TRUST FUND

     CG Trust Company (an affiliate of CIGNA) has been retained by the Plan as the trustee for the Plan's trust fund. The trustee is authorized to act on the directive of the Plan Committee which consists of seven employees of the Company. CIGNA is the carrier for the Plan's investments.

     The trust fund consists of four types of assets: group annuity contracts, pooled separate accounts, loans to participants and cash. Investments in the above types of assets are made at the direction of the Plan participants.

(4)  FEDERAL INCOME TAXES

     The Plan has received a letter of determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

                                   SCHEDULE 1

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002


Identity of issue
borrower, lessor                                                                       Current
or similar party       Description                                      Cost            Value
-----------------      -----------                                      ----            -----
                       Group Annuity Contracts
                       -----------------------

Connecticut            General Asset Fund
General Life           Guaranteed Income Fund -
Insurance Co.          Contribution period 7/1/95 to
(CIGNA)                12/31/98, annual effective interest
                       rate for 1998 is 5.95%                        $3,535,380       $3,535,380
                       Cash Transaction Account  (GST)                      457              457
                                                                     ----------       ----------
                       Total General Asset Fund                       3,535,837        3,535,837

                       Pooled Separate Accounts
                       ------------------------

                       Fidelity Advisor Growth
                       Opportunities Fund                               593,500          874,448
                       Invesco Total Return Fund                        295,156          371,923
                       American Century Twentieth Century Ultra Fund    561,949          750,993
                       Warburg Pincus Advisor Emerging Growth Fund      343,729          415,324
                       PAULA Financial Common Stock                     786,435          549,930
                       CIGNA Lifetime 20                                 26,422           27,687
                       CIGNA Lifetime 40                                 73,415           77,909
                       CIGNA Stock Market Index                         283,212          323,491
                       Janus Worldwide                                  253,946          275,196
                                                                     ----------       ----------
                       Total Pooled Separate Accounts                 3,217,764        3,666,901

                                   -Continued-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

         ITEM 27A - SCHEDULE OF INVESTMENTS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002


Identity of issue
borrower, lessor or                                                                               Current
  similar party               Description                                          Cost            Value
-------------------           -----------                                          ----           -------
                        Participant Loans
                        -----------------

                        72 Notes receivable from participants, secured by
                        participants' vested interests in Plan, interest
                        rates at December 31, 1998 range from 6.5% to 9.5%,
                        principal and
                        interest due through August 2008                           492,025           492,025
                                                                                ----------        ----------
                        Total investments                                       $7,245,626        $7,694,763
                                                                                ----------        ----------
                                                                                ----------        ----------

See accompanying independent auditor's report.

                                   SCHEDULE 2

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002


                                                                     Detailed description of loan
                                                                       including dates of making
                                                                     and maturity, interest rate,
                                 Amount received     Unpaid        the type and value of collateral,
                    Original    during reporting     balance       any renegotiation of the loan and           Amount Overdue
  Identity and       amount           year          at end of       terms of the renegotiation, and
address of obligor  of loan   Principal   Interest     year               other material items              Principal    Interest
------------------  --------  ---------  ---------  ---------   ----------------------------------------   -----------  ---------
Delilah Ceballos     $6,400         -           -     $2,811    Promissory note dated 1/2/93 payable in       $2,811       $547
20 Top Place         ------    -------    -------     ------    60 monthly installments of $125.22            ------       ----
Salinas, CA 93905    ------    -------    -------     ------    including interest at 6.5%. Note is           ------       ----
                                                                secured by participant's vested account
                                                                which was $33,998 at 12/31/98.  1/2/96 was
                                                                the last date payment was received.  A
                                                                default occurs when any payment is not
                                                                made on time.  The trustee can declare the
                                                                whole amount due and payable immediately.
                                                                The trustee issued a 1996 Form 1099-R.

Abednego DelRosario  $7,000          -          -     $3,665    Promissory note dated 2/28/93 payable in      $3,665       $702
3008 Via Dolores     ------    -------    -------     ------    60 monthly installments of $137.00 including  ------       ----
Baldwin Park,        ------    -------    -------     ------    interest at 6.5%. Note is secured by          ------       ----
CA  91706                                                       participant's vested account which was
                                                                $29,176 at 12/31/98.  10/15/95 was the
                                                                last date payment was received. A default
                                                                occurs when any payment is not made on time.
                                                                The trustee can declare the whole amount due
                                                                and payable immediately. The trustee issued
                                                                a 1996 Form 1099-R.

                                   -Continued-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                               DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002


                                                                     Detailed description of loan
                                                                       including dates of making
                                                                     and maturity, interest rate,
                                 Amount received     Unpaid        the type and value of collateral,
                    Original    during reporting     balance       any renegotiation of the loan and           Amount Overdue
  Identity and       amount           year          at end of       terms of the renegotiation, and
address of obligor  of loan   Principal   Interest     year               other material items              Principal    Interest
------------------  --------  ---------  ---------  ---------   ----------------------------------------   -----------  ---------
George Palmer       $17,500          -         -     $11,850    Promissory note dated 6/30/94 payable in     $11,850      $2,453
2928 Weald Way      --------   -------   --------    -------    60 monthly installments of $352.86           -------      ------
  #1423             --------   -------   --------    -------    including interest at 7.75%. Note is         -------      ------
Sacramento,                                                     secured by participant's vested account
CA 95833                                                        which was $56,018 at 12/31/98.  4/30/96
                                                                was the last date payment was received.
                                                                A default occurs when any payment is not
                                                                made on time.  The trustee can declare the
                                                                whole amount due and payable immediately.
                                                                The trustee issued a 1996 Form 1099-R.

Rita Espinoza       $14,225       $965       $354    $10,264    Promissory note dated 7/29/96 payable in      $10,264     $  603
261 So. G Street    --------   -------   --------    -------    120 semi-monthly installments of $146.57      -------     ------
Oxnard, CA 83030    --------   -------   --------    -------    including interest at 8.75%. Note is secured  -------     ------
                                                                by participant's vested account which was
                                                                $29,786 at 12/31/98.  4/30/98 was the last
                                                                date payment was received.  A default occurs
                                                                when any payment is not made on time.  The
                                                                trustee can declare the whole amount due and
                                                                payable immediately. The trustee issued a
                                                                1998 Form 1099-R.

                                   -Continued-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002


                                                                     Detailed description of loan
                                                                       including dates of making
                                                                     and maturity, interest rate,
                                 Amount received     Unpaid        the type and value of collateral,
                    Original    during reporting     balance       any renegotiation of the loan and           Amount Overdue
  Identity and       amount           year          at end of       terms of the renegotiation, and
address of obligor  of loan   Principal   Interest     year               other material items              Principal    Interest
------------------  --------  ---------  ---------  ---------   ----------------------------------------   -----------  ---------
Ethel Hardwick      $10,000    $1,120      $304       $8,636    Promissory note dated 11/7/97 payable in      $8,636       $507
5034 W. 58TH PL     -------    ------      ----       ------    72 semi-monthly installments of $158.17       ------       ----
Los Angeles,        -------    ------      ----       ------    including interest at 8.75%. Note is          ------       ----
CA 90056                                                        secured by participant's vested account
                                                                which  was $71,914 at 12/31/98.  4/30/98
                                                                was the last date payment was received. A
                                                                default occurs when any payment is not made
                                                                on time. The trustee can declare the whole
                                                                amount due and payable immediately. The
                                                                trustee issued a 1998 Form 1099-R.

See accompanying independent auditor's report.

                                   SCHEDULE 3

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                             YEAR ENDED DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002

                                                                                             Current      Expenses
                                                                                            value of      incurred
Identity                                                                                    asset on    in connection
of party                                            Purchase       Selling       Cost of   transaction       with         Net
involved     Description of asset                     Price         price         Asset       date       transaction   Gain/loss
---------    ---------------------------           ---------      --------       -------    ----------   ------------  ---------
CIGNA        Guaranteed Income Fund                $1,958,885    $        -   $1,958,885   $1,958,885     $   -        $  -
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Guaranteed Income Fund                $        -    $1,444,006   $1,444,006   $1,444,006     $   -        $  -
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Fidelity Advisor Growth Opportunity   $  315,507    $        -   $  315,507   $  315,507     $   -        $  -
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Fidelity Advisor Growth Opportunity   $        -    $  546,162   $  407,601   $  546,162     $   -        $138,561
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Fidelity Puritan Account              $  183,949    $        -   $  183,949   $  183,949     $   -        $  -
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Fidelity Puritan Account              $        -    $  502,583   $  417,048   $  502,583     $   -        $ 85,535
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Investco Total Return                 $  361,343    $        -   $  361,343   $  361,343     $   -        $  -
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Investco Total Return                 $        -    $  613,909   $  487,544   $  613,909     $   -        $126,365
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Warburg Pincus Growth and Income      $   64,181    $        -   $   64,181   $   64,181     $   -        $  -
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------
CIGNA        Warburg Pincus Growth and Income      $        -    $  457,668   $  374,512   $  457,668     $   -        $ 83,156
                                                   ----------    ----------   ----------   ----------     ----------   --------
                                                   ----------    ----------   ----------   ----------     ----------   --------

                                   -Continued-

                        PAULA FINANCIAL AND SUBSIDIARIES
                         401(K) RETIREMENT SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                           YEAR ENDED DECEMBER 31, 1998

                                                                 EIN: 95-4640368
                                                                        PLAN 002

                                                                                             Current      Expenses
                                                                                            value of      incurred
Identity                                                                                    asset on    in connection
of party                                            Purchase       Selling       Cost of   transaction       with         Net
involved     Description of asset                     Price         price         Asset       date       transaction   Gain/loss
---------    ---------------------------           ---------      --------       -------    ----------   ------------  ---------
CIGNA        American Century 20th Century Ultra   $402,433       $      -       $402,433    $402,433        $  -        $      -
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        American Century 20th Century Ultra   $      -       $312,495       $263,895    $312,495        $  -        $ 48,600
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        Warburg Pincus Emerging Growth        $235,029       $      -       $235,029    $235,029        $  -        $      -
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        Warburg Pincus Emerging Growth        $      -       $140,380       $125,060    $140,380        $  -        $ 15,320
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
National
 Financial
 Svc         PAULA Financial Common Stock          $829,925       $      -       $829,925    $829,925        $  -        $      -
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
National
 Financial
 Svc         PAULA Financial Common Stock          $      -       $ 26,680       $ 43,491    $ 26,680        $  -        $(16,811)
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        CIGNA Stock Market Index              $362,789       $      -       $362,789    $362,789        $  -        $      -
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        CIGNA Stock Market Index              $      -       $ 80,204       $ 79,577    $ 80,204        $  -        $    627
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        Janus Worldwide                       $439,947       $      -       $439,947    $439,947        $  -        $      -
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------
CIGNA        Janus Worldwide                       $      -       $186,882       $186,002    $186,882        $  -        $    880
                                                   --------       --------       --------    --------       --------     --------
                                                   --------       --------       --------    --------       --------     --------

                 See accompanying independent auditor's report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 18, 1999              PAULA FINANCIAL AND SUBSIDIARIES
                                  401(K) RETIREMENT SAVINGS PLAN


                                  By:    /s/ James A. Nicholson
                                         ----------------------
                                  Senior Vice President and
                                  Chief Financial Officer


                                       2